FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC.

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING:	NORTHROP GRUMMAN CORPORATION’S
REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-83672)

[Letter from Phil Odeen to TRW employees posted on TRW intranet]

July 1, 2002

Dear TRW Employee:

Today we announced that Northrop Grumman and TRW have entered into a definitive merger agreement, under which Northrop will acquire TRW for $60 per share in Northrop stock.

As you know, the past few months have been eventful for all of us. Your Board and management team have been single minded in our effort to do the right thing for shareholders and employees. We believe the agreement with Northrop accomplishes that goal. Like TRW, Northrop is a successful company that prides itself on pioneering high technology products and systems. Our combination will create the second largest defense company in the world with expanded opportunities to serve customers.

This transaction culminates the Board’s process of seeking enhanced value for shareholders, many of whom are employees. The $60 per share price is above where TRW has been trading for quite a long time. In addition to providing shareholders with a premium, the merger provides them with the opportunity to participate in the significant upside potential of the combined company.

As you know, TRW has been planning to separate our Systems, Space & Electronics and Automotive businesses into two, pure-play companies. Northrop, which is acquiring all of TRW, intends to separate Automotive. Thus, Automotive will be able to focus exclusively on its industry for the benefit of all of its customers. The sale of Aeronautical Systems to Goodrich Corporation is not affected by the Northrop merger.

Northrop has repeatedly expressed great respect for the people and technologies in our Systems, Space & Electronics businesses. We have similar cultures and share a commitment to quality and the highest levels of customer responsiveness. The combination of those TRW businesses with Northrop will create a premiere defense company, with exciting potential for significant growth.

I’ve known Kent Kresa, the Chief Executive Officer of Northrop, for many years. I have great respect both for Kent and Northrop. I know how excited the Northrop management team is about this opportunity. I am confident that TRW employees will fit in well and make a significant contribution to Northrop’s future success.

Clearly, a transaction of this sort evokes mixed feelings for employees. I have them too. But, I believe that this is the right decision for our company at this time. Change is always difficult, but I know that TRW employees will respond with dedication and commitment to this challenge as they always have.

An integration team will be created to manage the transition and you will hear more as the plans are completed. We will continue to communicate frequently and keep you up to date as the integration proceeds.

I have been proud and honored to lead TRW during this time. I know I have your full support, and you have my respect and appreciation for all you have done and will do for TRW.

Phil Odeen
TRW Chairman

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW’s special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants is contained in TRW’s definitive proxy statement relating to TRW’s 2002 Annual Meeting filed with the Securities and Exchange Commission on March 4, 2002 on Schedule 14A, and certain additional information concerning such participants will be contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. that will be filed with the Securities and Exchange Commission.

This communication relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read the JOINT PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW’s proxy statement and other documents filed by TRW with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.